Filed by Nissan Motor Co., Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: Nissan Motor Co., Ltd. (File Number: 132-02871) and

Honda Motor Co., Ltd. (File Number: 001-07628)

December 23, 2024 Global Communications Office Communication kit for Nissan and Honda MOU to consider business integration

Disclaimer

Honda and Nissan may file a registration statement on Form F-4 ("Form F-4") with the U.S. Securities and Exchange Commission (the "SEC") in connection with the possible share transfer pertaining to the business integration between them (the "Share Transfer"), if it is conducted. The Form F-4 (if filed in connection with the Share Transfer) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Honda and Nissan prior to the shareholders' meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about Honda and Nissan, the Share Transfer and related matters. U.S. shareholders of Honda and Nissan to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the respective shareholders' meeting with respect to the Share Transfer. Any documents filed or furnished with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC's web site at www.sec.gov. In addition, the documents will be mailed to any shareholder of Honda or Nissan upon request for free of charge. To make a request, please refer to the following contact information.

Honda Motor Co., Ltd.	Nissan Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan	1-1, Takashima 1-chome, Nishi-ku, Yokohama, Kanagawa, 220-8686 Japan
Attention: Masao Kawaguchi	Attention: Julian Krell
Head of Accounting and Finance Supervisory Unit	Vice President, IR Department
(Tel. +81-3-3423-1111)	(Tel. +81-45-523-5523)

FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" that reflect the plans and expectations of Honda and Nissan (collectively the "Companies") in relation to, and the benefits resulting from, the business integration between them (the "Business Integration") and the potential benefits that may be realized through it. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the group after the Business Integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to and have no intention to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the group after the Business Integration) in their subsequent filings in Japan and filings with the SEC pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, without limitation:

- changes in the economic situation, market demand, and competitive environment surrounding the automobile market in and outside Japan
- financial uncertainty domestically and internationally, or changes in other general economic or industry situation
- interest rates and other market risks
- changes in the credit ratings of the Companies
- changes in laws and regulations (including environmental regulations) related to the business activities of the Companies
- increases in tariffs, introduction of import regulations, and other changes in the major markets of the Companies
- failure to finalize the definitive agreement(s) concerning the Business Integration
- delays in the review or approvals from relevant authorities needed for the Business Integration, or failure to obtain such approvals from relevant authorities
- the possibility of not being able to realize the synergies or added value expected from the Business Integration, or achieving such realizations become difficult; and
- other risks associated with completing the Business Integration.

NISSAN MOTOR CORPORATION

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3 Background  Changes in the environment surrounding the automotive industry are occurring faster and are more significantly than ever before.  It is extremely difficult for a single company to manage this period of change.  Under the Arc, Nissan has stressed the significance of partnerships to create a sustainable future.  In March of this year, Nissan began discussing a strategic partnership with Honda, with the aim of creating new value by building on strengths of each company. (Press - release LINK )  In August, both companies signed an MOU to further deepen the framework of the strategic collaboration and started on various collaborative projects have been progressing smoothly. (Press - release LINK )  However, the market and competitive environment has become increasing difficult and uncertain .  To respond to these changes, improve corporate value over the medium - to long - term, and become a leader in the transformation of mobility it is necessary to go beyond the current collaboration with Honda and make bolder changes.

4 Key Aspects in the Nissan - Honda MOU What we are doing  Nissan and Honda have signed a memorandum of understanding (MOU) to start discussions and considerations toward a business integration between the two companies through the establishment of a joint holding company.  If the business integration can be realized, both companies can aim to integrate their respective management resources such as knowledge, human resources, and technologies; create deeper synergies; enhance the ability to respond to market changes; and expect to improve mid - to long - term corporate value. Why business integration required  The MOU between Nissan and Honda announced today is aimed to serve as an option to maintain global competitiveness and for the two companies to continue to deliver more attractive products and services to customers worldwide.  Both companies can aim to further contribute to the development of Japan's industrial base as “leading global mobility company” by integrating Nissan and Honda's four - wheel - vehicle and Honda's motorcycle and power products businesses, enabling the brands of both companies to become more attractive.

5 Method of business integration and stock listing  Nissan and Honda plan to establish, through a joint share transfer, a joint holding company that will be the parent company of both companies (subject to approval at each company's general meeting of shareholders and obtaining necessary approvals from relevant authorities).  With the listing of the joint holding company, both Nissan and Honda will become wholly owned subsidiaries of the joint holding company and will be scheduled to be delisted from the Tokyo Stock Exchange (TSE) in August 2026.  The companies plan to continue coexisting and developing the brands held by Honda and Nissan equally.  Employees will be treated equally and fairly, based on merit.  Nissan and Honda will establish an integration preparatory committee to facilitate a smooth integration and will conduct focused discussions.

6 Potential Synergies from the Business Integration  Scale advantages by standardizing vehicle platforms to create stronger products, to reduce cost, enhance development efficiencies, and improve investment efficiencies. The integration is projected to increase sales and maximize profits.  Enhancement of development capabilities and cost synergies through the integration of R&D functions to enable both companies to efficiently and swiftly enhance their technological expertise, achieving improvements in development capabilities and reductions in development costs.  Optimization of manufacturing systems and facilities to result in a substantial improvement in capacity utilization leading to a decrease in fixed costs.  Competitive advantages across the supply chain through the integration of purchasing functions.  Cost synergies and reduction through operational efficiency improvements through the integration of systems and back - office operations, along with the upgrade and standardization of operational processes.  Scale advantages through integration in the area of sales finance functions aiming to provide a range of mobility solutions, including new financial services throughout the vehicle lifecycle, to customers.  Establishment of a talent foundation for vehicle intelligence and electrification to promote further skills development and attract new talents.

7 Schedule for the business integration December 23, 2024 Signing of the MOU June 2025 (planned) Execution of a definitive agreement concerning the business integration (including the share transfer plan) April 2026 (planned) Extraordinary shareholders' meeting of the companies (Resolutions to approve the shares’ transfer) August 2026 (planned) Establishment of the Holding company

8 Future potential collaboration with MMC  Nissan, Honda and Mitsubishi Motors Corporation have signed a memorandum of understanding (MOU) to explore the possibility of Mitsubishi Motors’ participation, involvement, and synergy sharing in relation to the business integration through the establishment of a joint holding company outlined in an MOU signed between Nissan and Honda.  Mitsubishi Motors aims to reach its conclusion by the end of January 2025 on the participation or involvement in the business integration between Nissan and Honda.

Q&As

Main potential Q&As 1/5

What is the purpose of business integration?	
Both companies were already in collaboration, what was the reason for deciding on integration? Why now?	As we deepened our discussions around areas of collaboration, we realized that by combining our resources, including human capital and technologies from both companies, we could create greater synergies. This would enhance the medium- to long-term corporate value for both organizations and help us address societal challenges like achieving carbon neutrality and eliminating traffic fatalities. We believe the automotive industry is undergoing a significant transformation. Given the rapidly evolving landscape, we feel that swift actions are essential to maximize the corporate value for both companies. This agreement is an MOU to initiate discussions regarding this business integration. We will carefully assess the implications of this integration based on the discussions of the upcoming integration preparation committee and the outcomes of due diligence conducted by both companies .
Does this imply that the collaborative projects are not progressing well enough?	All collaborative projects are progressing smoothly. This decision is based on the expectation of scale advantages and synergies resulting from the business integration amidst the dramatic changes in the global environment surrounding the automotive industry.
What are the benefits of business integration?	
What are the benefits of business integration?	If the business integration can be realized , both companies can aim to integrate their respective management resources such as knowledge, human resources, and technologies; create deeper synergies; enhance the ability to respond to market changes; and expect to improve mid to long term corporate value. Additionally, Nissan and Honda can aim to further contribute to the development of Japan's industrial base as a leading global mobility company by integrating Nissan and Honda's four-wheel vehicle and Honda's motorcycle and power products businesses, enabling the brands of both companies to become more attractive and to deliver more attractive and innovative products and services to customers worldwide.
What is going to happen?	
What is going to be the structure?	Regarding this business integration, our basic plan is to proceed with discussions to establish a joint holding company through a joint stock transfer. We will establish an integration preparation committee to conduct focused discussions regarding this business integration.
Will the brands of each company be retained?	We plan to maintain and equally develop both Honda's and Nissan's brands. These brands are very important assets.
Will the existing medium- to long-term management plans of both companies be changed?	Until the implementation of the business integration, we will steadily advance the current business plans of each company.
Does this effectively mean that Honda will rescue Nissan? Does it mean that Honda will acquire Nissan?	No. In the immediate term, Nissan needs to focus on executing turnaround actions as outlined in our November announcement. Discussions regarding business integration will create a more long-term value and bring several synergies and corporate value for both companies. This is a significant step towards the business evolution to meet the needs of changing automotive industry. As mentioned in the MoU, both Nissan and Honda will be fully owned subsidiaries of the joint holding company, and the companies plan to continue coexisting and developing the brands held by Honda and Nissan equally.

NISSAN MOTOR CORPORATION
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11 Main potential Q&As 2/5 What will be the impact on Nissan employees? We will examine this further as we establish the integration preparation committee and conduct focused discussions regarding this business integration. Will employee employment be maintained? Employees of both companies and related companies are highly valued assets, and we will conduct explanations and dialogue regarding this business integration in parallel with discussions and considerations in the integration preparation committee. In considering this business integration, we will carefully examine the impact on employees of both companies and related companies, ensuring that this business integration is beneficial for them before proceeding with its implementation. We will also clearly communicate this content in future explanations and dialogues with employees and labor unions. How the communications with employees and unions will be done? We will examine this further as we establish the integration preparation committee and conduct focused discussions regarding this business integration. Will the various functions, such as R&D, finance, purchasing, indirect departments etc. will be integrated? Will there be large - scale consolidation of factories? The human resources possessed by both companies are highly valuable assets, and we believe that further establishing a human resource base is essential for the transformation accompanying this business integration. After this business integration, we believe that personnel exchanges and technology exchanges between the two companies will enhance skills, and mutual access to each other's talent markets will enable us to secure excellent human resources. Will there be personnel exchanges between the operating companies? We will examine this further as we establish the integration preparation committee and conduct focused discussions regarding this business integration. Will the salary structure and benefits for employees be unified under the standards and rules of one of the companies? There are currently no decisions made regarding this. We plan to discuss this further in the integration preparation committee. Will employees of Honda and Nissan mutually transfer or relocate?

12 Main potential Q&As 3/5 What will be the impact on Nissan employees? (Continued) As both companies have a long history and strong individuality, of course we expect there to be various points of difference. The brands of both companies are assets that have been cultivated over years, and we will continue to do so. Both companies have technological prowess, and by clearly presenting a vision and objectives, we believe that the employees of both companies will be able to empathize with each other, respect each other as they work towards achieving these goals, and overcome any issues that arise through repeated, transparent discussions. How do you plan to integrate the different corporate cultures? No. Nissan will carry out its turnaround actions under its own management to restore its own business performance. Regardless of whether there is a business integration, Nissan will steadily execute the plan as scheduled. Is the business integration incorporated into the turnaround plan? While you have announced a reduction of 9,000 employees, does this include reductions due to this business integration?

13 Main potential Q&As 4/5 Tell us more about business integration The name, head office location, representatives, board composition, and organization of the joint holding company will be determined based on discussions in the integration preparation committee and the results of due diligence conducted before the final contract is signed. The representative director or representative executive officer of the joint holding company will be selected from the directors nominated by Honda. Who will have the representative authority among the directors of the holding company? At the time of its establishment, the representative director or representative executive officer of the joint holding company is expected to be selected from among the directors appointed by Honda. However, thereafter, selections will be made based on the most suitable candidates, regardless of their background. Who will be the representative director of the holding company? We will examine this further as we establish the integration preparation committee and conduct focused discussions regarding this business integration. What will be the management structure of the operating companies under the holding company? Details will be provided as we progress with discussions following the signing of MoU. How will the integration preparation committee be formed? How many members / representatives from each company? We will comprehensively consider the progress of these efforts during the due diligence to be conducted in the future. According to the basic agreement signed by both companies today, we will positively proceed with discussions toward this business integration. However, depending on the discussions in the future integration preparation committee, the results of the due diligence conducted by both companies, the progress of Nissan's turnaround efforts, and competition law and other authorities, there is also a possibility that discussions on this business integration may be halted. Depending on the progress of Nissan's turnaround efforts, is there a possibility that the business integration could be postponed or canceled? This matter and the ongoing collaboration projects are clearly separated. Even if the business integration is not executed, there will be no change in the relationship between both companies. If the integration discussions break down, what will happen to the collaboration projects?

14 Main potential Q&As 5/5 What is going to happen with Alliance? The MoU is between Honda and Nissan. After the signing of the MoU, we will engage with Honda to outline the specifics of business integration. In these discussions, we will cover all relevant details about other partnerships. Renault, in addition to being the main shareholder of Nissan, remains an important strategic partner for Nissan and, as Alliance partners, we continue to collaborate on a project basis, focusing on high - value generating collaborations. We will continue with these projects and pursue additional initiatives that offer high value synergies. With regards to the discussions with Honda, we will discuss with Renault the impacts that this potential transaction would have on the Alliance and the cross - shareholdings. What about relationship with Renault and their involvement? What are the next steps? Nissan and Honda will establish an integration preparatory committee to facilitate a smooth integration and will conduct focused discussions. Based on the committee’s discussions, as well as the results of due diligence, the companies will examine and analyze more specific synergies. What are the next steps? Based on the contents of the MOU reached this time, we will proceed with discussions aiming for the final contract to be concluded in June 2025. If we reach the final contract and following receiving approvals of relevant authorities and the shareholders of both companies, we plan to establish a joint holding company as a listed company on the TSE Prime Market by August 2026. What is the schedule leading up to the establishment?

15 Links Message from CEO Uchida CEO Message on WIN Press releases Nissan and Honda sign MOU to consider business integration Nissan, Honda, and Mitsubishi Motors sign MOU on collaborative considerations P ress - conference video (January 23, 2024, 17 :00 JST) : https://www.youtube.com/live/bBm2cLCkQRw Note: This video will not be available for viewing after the live stream for a while. An archived version of the video will be uploaded later when it is ready.